UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On September 25 and October 16, 2020, ZK International Group Co., Ltd. (the “Company”) entered into certain securities purchase agreements (each a “Securities Purchase Agreement” and together, the “Securities Purchase Agreements”) with 12 investors pursuant to which the Company issued to the investors convertible debentures (the “Convertible Debentures”) in the aggregate principal amount of $1,400,000, convertible into the Company's ordinary shares, with no par value per share (the “Ordinary Shares”) (as converted, the “Conversion Shares”).

The initial closing of a Convertible Debenture in an amount of $100,000 occurred on September 25, 2020 and the second closing of Convertible Debentures in an amount of $1,300,000 occurred on October 16, 2020. The Company currently plans to use the proceeds for working capital and other general corporate purposes.

The Convertible Debentures have an annual interest rate of 5% and a term of 12 months from the date of issuance, and are convertible into Ordinary Shares at 70% of the average closing price during the seven (7) consecutive trading days immediately preceding the date of conversion with a floor price of $0.62 per share. The Company may issue up to 2,370,968 Conversion Shares upon holders’ conversion of the Convertible Debentures for an aggregate of $1,470,000 in principal and interests. The actual number of Ordinary Shares issued will vary depending on the Conversion Price.

The Company has the right, but not the obligation to redeem early a portion or all amounts outstanding under the Convertible Debentures. The Convertible Debentures are unsecured general obligations and rank pari passu with the Company’s other unsecured and unsubordinated liabilities. The Convertible Debentures are identical for all of the holders except for principal amount.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the aforementioned securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

 The sales and offering of the Convertible Debentures and the Conversion Shares was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-230860) filed by the Company on April 15, 2019, which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 29, 2019, pursuant to a prospectus supplement filed with the SEC on September 22, 2020 (collectively, the “Registration Statement”).

Copies of the Form of Securities Purchase Agreement and the Form of Convertible Debenture are filed as Exhibits 10.1 and 10.2 respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Securities Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Mourant Ozannes, BVI counsel of the Company
10.1	Form of Securities Purchase Agreement between the Company and the investors
10.2	Form of Debenture between the Company and the investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2020	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board